UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated October 15, 2014: Ocean Rig UDW Inc. Announces Filing of Registration Statement for Ocean Rig Partners LP

                                                                     SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: October 15, 2014	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES

FILING OF REGISTRATION STATEMENT FOR OCEAN RIG PARTNERS LP

Nicosia, Cyprus – October 14, 2014 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), announced today that its wholly-owned subsidiary, Ocean Rig Partners LP (the “MLP”), filed a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) for the initial public offering of its common units representing limited partner interests.

A registration statement relating to the MLP’s common units has been filed with the SEC but has not yet been declared effective.  The common units may not be sold nor may offers to buy them be accepted prior to the time the registration statement is declared effective.

Barclays, BofA Merrill Lynch, Credit Suisse, Deutsche Bank Securities, UBS Investment Bank and Raymond James will act as joint book-running managers for the proposed offering.  The offering of the MLP’s common units will be made only by means of a prospectus.

When available, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, maybe be obtained from the offices of Barclays c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or email: barclaysprospectus@broadridge.com; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038 or email dg.prospectus_requests@baml.com; Credit Suisse, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com;  Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, telephone Toll-Free: 1-888-827-7275; or Raymond James, Attention: Prospectus Department, 880 Carillon Parkway, St. Petersburg, FL 33716, telephone 1-800-248-8863 or email: prospectus@raymondjames.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Ocean Rig UDW Inc.:

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 13 offshore ultra deepwater drilling units, comprised of two ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, one of which is scheduled to be delivered during 2015, one of which is scheduled to be delivered during 2016 and two of which are scheduled to be delivered during 2017.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG.”

Forward-Looking Statements:

This news release contains certain forward-looking information and statements.  Forward- looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the MLP’s ability to consummate its initial public offer; (ii) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipmen, repudiation, nullification, modification or renegotiation of contracts, limitations on insurance coverage, such as war risk coverage, in certain areas, political unrest, foreign and U.S. monetary policy and foreign currency fluctuations and devaluations, the inability to repatriate income or capital, complications associated with repairing and replacing equipment in remote locations, import-export quotas, wage and price controls or any other imposition of trade barrier,; regulatory or financial requirements to comply with foreign bureaucratic actions, changing taxation policies, and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of the Company’s drilling units; (viii) the Company’s ability to procure or have access to financing and comply with its loan covenants; (ix) the Company’s ability to successfully employ its drilling units; (x) the Company’s capital expenditures, including the timing and cost of completion of capital projects; and (xi) the Company’s revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. and Ocean Rig Partners LP with the SEC.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: oceanrig@capitallink.com